GROUP

RECEIVED

2008 NOV 14 A 11:51

08005853

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No.
. 82-34748

SUPPL

Date 12 November 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Kay Amelungse

PROCESSED
NOV 1 9 2008
THOMSON REUTERS

Enclosures

12 November 2008	Ad hoc notification: Negotiations for a EUR 50 billion liquidity facility for HRE Group completed
12 November 2008	Announcement according to Articles 37v, 37w, 37x et seqq. of the WpHG
12 November 2008	Press release: Negotiations for a EUR 50 billion liquidity facility for Hypo Real Estate Group completed

11/17

Hypo Real Estate Holding AG

Hypo Real Estate
HOLDING

WKN: 802770 **ISIN:** DE0008027707 **Land:** Deutschland

Nachricht vom 12.11.2008 | 03:30

Hypo Real Estate Holding AG: Negotiations for a EUR 50 billion liquidity facility for HRE Group completed / Provisional pre-tax loss of approx. EUR 3.1 billion in the third quarter of 2008, including write-offs of approx. EUR 2.5 billion on DEPFA

Hypo Real Estate Holding AG / Agreement/Quarter Results

Release of an Ad hoc announcement according to § 15 WpHG, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

- Negotiations for a EUR 50 billion liquidity facility for Hypo Real Estate Group completed
- Provisional pre-tax loss of approx. EUR 3.1 billion in the third quarter of 2008, including write-offs of approx. EUR 2.5 billion on intangible assets (DEPFA)
- Further negative impacts on earnings expected in the fourth quarter of 2008 and in 2009
- Application for support from SoFFin being prepared

Hypo Real Estate Group and a financial consortium, Deutsche Bundesbank, and the German Federal Government have finalised the announced EUR 50 billion liquidity facility, which has been partially guaranteed by the Federal Government. The relevant legal documentation has been signed, or is ready to be signed. The funds under the facility will be made available as and from 13 November 2008.

Subject to an extension of the Federal guarantee beyond 31 March 2009, the liquidity facility has a term maturing on 31 December 2009. In line with EU regulations, the Federal guarantee will initially have a term maturing on 31 March 2009. Hypo Real Estate Group will approach the Federal Government in due course in respect of an extension of the Federal guarantee beyond its initial term.

In accordance with the contractual agreements, the costs of the liquidity

facility will be equivalent to 93 basis points per annum (p.a.) over three-month Euribor (based on today's reference interest rates). In addition, a debtor warrant (Besserungsschein) involving costs of a further 90 basis points p.a. on average has also been agreed which has to be paid over a seven year period on a cumulative basis to the extent the Group generates a pre-tax profit provided that payments will be capped at EUR 100 million p.a. in the years 2009-2011, and at EUR 150 million p.a. in the years 2012-2015.

Hypo Real Estate Group is providing collateral of EUR 60 billion (comprising loans and securities) to secure the liquidity facility. In addition, Hypo Real Estate Holding AG has pledged its shares in the Group's operating bank subsidiaries as collateral for the Federal guarantee.

The negative consolidated loss of Hypo Real Estate Group in the third quarter 2008 arising in the environment of a worsening global financial crises amounts to EUR 3.1 billion determined on the basis of numbers not finally discussed with the Supervisory Board. This negative result is largely attributable to the complete write-off of approx. EUR 2.5 billion of goodwill and other intangible assets recognised at Hypo Real Estate Holding AG that have arisen as a result of the first-time consolidation of DEPFA. These are impairments of book values which do not result in any cash outflows. Since the DEPFA goodwill and the intangible assets had already been deducted in the past for the purposes of reporting regulatory core capital, such losses will not reduce Hypo Real Estate Group's core capital ratio. Further costs totalling approx. EUR 600 million recognised in income for the third quarter of 2008 were due to various factors, including the consequences of the collapse of Lehman Brothers, the situation in Iceland, a further impairment relating to the investment in Babcock & Brown and other losses in value relating to the CDO holdings of Hypo Real Estate Group. In addition, in view of the deterioration of the real estate markets, an additional amount of approx. EUR 100 million in portfolio-based allowances was recognised.

The core capital ratio of the Hypo Real Estate Group (according to BIS rules) was 6.8 per cent as at 30 September 2008 (including market risk positions, 30 June 2008: 8.2 per cent).

For the fourth quarter, Hypo Real Estate Group expects that results will be negatively affected as a result of the costs of the agreed liquidity facility including the additional costs for bridging the liquidity shortage until 13 December 2008 by Bundesbank which is being guaranteed by the Federal Government and the German Financial Markets Stabilisation Fund (Finanzmarktstabilisierungsfonds, 'SoFFin'), as well as expenditure in conjunction with the necessary restructuring and repositioning of the Group. Overall, the market environment remains difficult. The costs of the EUR 50 billion liquidity facility and the restructuring will also impact on results for 2009.

Hypo Real Estate Group will postpone the presentation of its complete interim report for the period ending 30 September 2008 from 12 November 2008 (as originally announced) to 17 November 2008.

As already announced on 29 October 2008, in addition to the liquidity facility, Hypo Real Estate Group is seeking further extensive support from SoFFin. This support is intended to cover both additional liquidity and any significant capital requirements. The granting of such support by SoFFin forms the basis for the necessary restructuring and repositioning of the Group. Hypo Real Estate Group is currently preparing the relevant applications to SoFFin.

Contact:
Reiner Barthuber +49-89-203007-201

12.11.2008 Financial News transmitted by DGAP

Language:	English
Issuer:	Hypo Real Estate Holding AG Unsöldstraße 2 80538 München Deutschland
Phone:	+49 (0)89 203 007-780
Fax:	+49 (0)89 203 007-772
E-mail:	ir@hyporealestate.com
Internet:	www.hyporealestate.com
ISIN:	DE0008027707
WKN:	802770
Indices:	DAX
Listed:	Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin, Hannover, Stuttgart, Düsseldorf, München, Hamburg; Terminbörse EUREX

End of News DGAP News-Service

Hypo Real Estate Holding AG

Hypo Real Estate
HOLDING

WKN: 802770 **ISIN:** DE0008027707 **Land:** Deutschland

Nachricht vom 12.11.2008 | 03:44

Hypo Real Estate Holding AG: Announcement according to Articles 37v, 37w, 37x et seqq. of the WpHG [the German Securities Act] with the objective of Europe-wide distribution

Hypo Real Estate Holding AG / Preliminary announcement on the disclosure of financial statements/Announcement of change

Announcement according to articles 37v, 37w, 37x ff. WpHG, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

This is an announcement of change.
Hypo Real Estate Holding AG hereby announces that the following financial reports shall be disclosed:
Report: Quarterly financial report within the 2nd half-year
Date of disclosure / German: November 17, 2008
Date of disclosure / English: November 17, 2008
German: http://www.hyporealestate.com/857.php
English: http://www.hyporealestate.com/eng/857.php

12.11.2008 Financial News transmitted by DGAP

Language: English
Issuer: Hypo Real Estate Holding AG
Unsöldstraße 2
80538 München
Deutschland
Internet: www.hyporealestate.com

End of News DGAP News-Service

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Group

- **Negotiations for a EUR 50 billion liquidity facility for Hypo Real Estate Group completed**
- **Provisional pre-tax loss of approx. EUR 3.1 billion in the third quarter of 2008, including write-offs of approx. EUR 2.5 billion on intangible assets (DEPFA)**
- **Further negative impacts on earnings expected in the fourth quarter of 2008 and in 2009**
- **Application for support from SoFFin being prepared**

Munich, 12 November 2008 - Hypo Real Estate Group and a financial consortium, Deutsche Bundesbank, and the German Federal Government have finalised the announced EUR 50 billion liquidity facility, which has been partially guaranteed by the Federal Government. The relevant legal documentation has been signed, or is ready to be signed. The funds under the facility will be made available as and from 13 November 2008.

Subject to an extension of the Federal guarantee beyond 31 March 2009, the liquidity facility has a term maturing on 31 December 2009. In line with EU regulations, the Federal guarantee will initially have a term maturing on 31 March 2009. Hypo Real Estate Group will approach the Federal Government in due course in respect of an extension of the Federal guarantee beyond its initial term.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

In accordance with the contractual agreements, the costs of the liquidity facility will be equivalent to 93 basis points per annum (p.a.) over three-month Euribor (based on today's reference interest rates). In addition, a debtor warrant (*Besserungsschein*) involving costs of a further 90 basis points p.a. on average has also been agreed which has to be paid over a seven year period on a cumulative basis to the extent the Group generates a pre-tax profit provided that payments will be capped at EUR 100 million p.a. in the years 2009-2011, and at EUR 150 million p.a. in the years 2012-2015.

Hypo Real Estate Group is providing collateral of EUR 60 billion (comprising loans and securities) to secure the liquidity facility. In addition, Hypo Real Estate Holding AG has pledged its shares in the Group's operating bank subsidiaries as collateral for the Federal guarantee.

The negative consolidated loss of Hypo Real Estate Group in the third quarter 2008 arising in the environment of a worsening global financial crises amounts to EUR 3.1 billion determined on the basis of numbers not finally discussed with the Supervisory Board. This negative result is largely attributable to the complete write-off of approx. EUR 2.5 billion of goodwill and other intangible assets recognised at Hypo Real Estate Holding AG that have arisen as a result of the first-time consolidation of DEPFA. These are impairments of book values which do not result in any cash outflows. Since the DEPFA goodwill and the intangible assets had already been deducted in the past for the purposes of reporting regulatory core

capital, such losses will not reduce Hypo Real Estate Group's core capital ratio. Further costs totalling approx. EUR 600 million recognised in income for the third quarter of 2008 were due to various factors, including the consequences of the collapse of Lehman Brothers, the situation in Iceland, a further impairment relating to the investment in Babcock & Brown and other losses in value relating to the CDO holdings of Hypo Real Estate Group. In addition, in view of the deterioration of the real estate markets, an additional amount of approx. EUR 100 million in portfolio-based allowances was recognised.

The core capital ratio of the Hypo Real Estate Group (according to BIS rules) was 6.8 per cent as at 30 September 2008 (including market risk positions, 30 June 2008: 8.2 per cent).

For the fourth quarter, Hypo Real Estate Group expects that results will be negatively affected as a result of the costs of the agreed liquidity facility including the additional costs for bridging the liquidity shortage until 13 December 2008 by *Bundesbank* which is being guaranteed by the Federal Government and the German Financial Markets Stabilisation Fund (*Finanzmarktstabilisierungsfonds*, "SoFFin"), as well as expenditure in conjunction with the necessary restructuring and repositioning of the Group. Overall, the market environment remains difficult. The costs of the EUR 50 billion liquidity facility and the restructuring will also impact on results for 2009.

Hypo Real Estate Group will postpone the presentation of its complete interim report for the period ending 30 September 2008 from 12 November 2008 (as originally announced) to 17 November 2008.

As already announced on 29 October 2008, in addition to the liquidity facility, Hypo Real Estate Group is seeking further extensive support from SoFFin. This support is intended to cover both additional liquidity and any significant capital requirements. The granting of such support by SoFFin forms the basis for the necessary restructuring and repositioning of the Group. Hypo Real Estate Group is currently preparing the relevant applications to SoFFin.

Press Contact:

Hans Obermeier
Tel.: +49 (0)89 203007 787
Fax: +49 (0)89 203007 772
E-Mail: hans.obermeier@hyporealestate.com

Oliver Gruß
Tel.: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

GROUP

RECEIVED

2008 NOV 14 A 11:51

OFFICE OF INT... CORP...

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 12 November 2008

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Reiner Barthuber

Kay Amelungse

Enclosures

12 November 2008 Ad hoc 12.11.2008 typo correction

Hypo Real Estate
HOLDING

RECEIVED
2008 NOV 14 A 11:51

WKN: 802770 **ISIN:** DE0008027707 **Land:** Deutschland

Nachricht vom 12.11.2008 | 14:40

Hypo Real Estate Holding AG:Ad-Hoc 12.11.2008 typo-correction

Hypo Real Estate Holding AG / Agreement/Quarter Results

Ad-Hoc 12.11.2008 typo-correction

Our Ad-Hoc announcement of today includes a typo. The Ad-Hoc announcement contains the following sentence:

'For the fourth quarter, Hypo Real Estate Group expects that results will be negatively affected as a result of the costs of the agreed liquidity facility including the additional costs for bridging the liquidity shortage until 13 December 2008 by Bundesbank which is being guaranteed by the Federal Government and the German Financial Markets Stabilisation Fund (Finanzmarktstabilisierungsfonds, 'SoFFin'), as well as expenditure in conjunction with the necessary restructuring and repositioning of the Group.'

The date of '13 December 2008' is replaced with '13 November 2008'.

Contact:
Reiner Barthuber +49-89-203007-201

12.11.2008 Financial News transmitted by DGAP

Language:	English
Issuer:	Hypo Real Estate Holding AG Unsöldstraße 2 80538 München Deutschland
Phone:	+49 (0)89 203 007-780
Fax:	+49 (0)89 203 007-772
E-mail:	ir@hyporealestate.com
Internet:	www.hyporealestate.com
ISIN:	DE0008027707
WKN:	802770
Indices:	DAX
Listed:	Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin, Hannover, Stuttgart, Düsseldorf, München, Hamburg; Terminbörse EUREX

End of News DGAP News-Service

END